SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. ) *

Anterix, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

03676C100
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP 03676C100

1.		NAME OF REPORTING PERSON Lomas Capital Management LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,542,838 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,542,838 *
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,542,838 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% **
12.		TYPE OF REPORTING PERSON OO, IA
* As of December 31, 2019
** Based on 17,126,398 shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 6, 2019.

CUSIP 03676C100

1.		NAME OF REPORTING PERSON Daniel Lascano
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,542,838 *
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,542,838 *
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,542,838 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0% **
12.		TYPE OF REPORTING PERSON IN, HC
* As of December 31, 2019
** Based on 17,126,398 shares of Common Stock outstanding as of November 1, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 6, 2019.

CUSIP 03676C100
SCHEDULE 13G

Item 1(a).	Name of Issuer
Anterix Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices
3 Garret Mountain Plaza, Suite 401, Woodland Park, NJ 07424
Item 2(a).	Name of Person Filing

This statement is being filed on behalf of Lomas Capital Management LLC (“Lomas Capital”) and Mr. Daniel Lascano (together, the “Reporting Persons”).  Lomas Capital is a registered investment adviser to certain affiliated funds or investment advisory clients (the “Funds”) that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity Lomas Capital has voting and dispositive power over such shares.  Mr. Lascano is the Chief Investment Officer of Lomas Capital. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence
For each Reporting Person: 650 Madison Avenue, 15th Floor, New York, NY 10022
Item 2(c).	Citizenship
Lomas Capital is a Delaware limited liability company. Mr. Lascano is a citizen of the United States.
Item 2(d).	Title of Class of Securities
Common Stock, par value $0.0001 per share (“Common Stock”)
Item 2(e).	CUSIP Number
03676C100
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.	Ownership
The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

CUSIP 03676C100
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that it directly owns.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification

By signing below the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP 03676C100
SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

 Dated:  February 14, 2020

LOMAS CAPITAL MANAGEMENT LLC
By: Lomas Capital Advisors, LP, its sole member

By:	/s/ Daniel Lascano
Name:	Daniel Lascano
Title:	Authorized Signatory

DANIEL LASCANO

By:	/s/ Daniel Lascano
Daniel Lascano

EXHIBIT 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 14, 2020

LOMAS CAPITAL MANAGEMENT LLC
By: Lomas Capital Advisors, LP, its sole member

By:	/s/ Daniel Lascano
Name:	Daniel Lascano
Title:	Authorized Signatory

DANIEL LASCANO

By:	/s/ Daniel Lascano
Daniel Lascano